Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. VII

Subject Company: Hennessy Capital Investment Corp. VII

SEC File No.: 001-42479

On May 7, 2026, ONE Nuclear Energy LLC published the following press release:

ONE Nuclear Energy Announces Two Independent Director Nominees for Public Company Board

Energy industry veterans Kyle Crowley and Darryl Willis to strengthen ONE Nuclear’s corporate governance

WEST PALM BEACH, Fla.—(BUSINESS WIRE)—ONE Nuclear Energy LLC (“ONE Nuclear”), an independent developer of large-scale energy solutions powered by natural gas and advanced nuclear technologies, today announced that Kyle Crowley and Darryl Willis have agreed to be nominated to serve on its public company board of directors, effective upon the closing of ONE Nuclear’s previously announced business combination with Hennessy Capital Investment Corp. VII (NASDAQ: HVII) (“HVII”).

“We are excited about the nominations of Kyle and Darryl,” said Richard Taylor, CEO of ONE Nuclear. “These two strategic nominations will significantly strengthen our public company corporate governance framework and bring invaluable expertise to our company as we work to deploy natural gas and advanced nuclear technologies at scale. Kyle’s extensive experience in corporate finance, strategic transactions, and the regulated utility sector, combined with Darryl’s deep knowledge of the energy industry’s digital transformation and global energy operations, will be instrumental as we execute our strategy to meet the rapidly growing demand for clean, reliable energy solutions. We look forward to benefiting from their guidance and insights as we build energy infrastructure at the scale and speed that the country needs.”

Kyle Crowley is nominated to serve as an Independent Director on the ONE Nuclear public company board of directors and is expected to serve as the Chairman of the Audit Committee and as a member of both the Compensation Committee and Nominating and Corporate Governance Committee.

“I’m honored to be nominated for ONE Nuclear’s Board of Directors at this pivotal moment in the energy transition,” said Kyle Crowley. “Throughout my career at leading energy companies, I’ve seen firsthand how critical it is to deploy scalable, reliable energy infrastructure to meet growing demand. ONE Nuclear’s integrated approach combining natural gas and advanced nuclear technologies represents exactly the kind of innovative thinking our industry needs. I look forward to contributing to the company’s strategic growth and helping ensure robust governance as we work to deliver clean, dependable energy solutions at the scale and speed required.”

Kyle Crowley has served as an independent director of Hennessy Capital Investment Corp. VIII (NASDAQ: HCIC), since February 2026. Since July 2025, Mr. Crowley has served as a member of the Board of Directors of, and advisor to, Cogentrix Energy, an independent power producer that develops, owns, and operates natural gas generation facilities with 5.5 gigawatts of capacity, and as advisor to its parent, Quantum Capital, a global energy-focused private equity firm. From July 2025 until March 2026, Mr. Crowley also served as a member of the Board of Managers of Fullmark Energy, a battery energy storage system developer. Since June 2024, Mr. Crowley has provided strategic advisory and consulting services to businesses in the energy industry as an independent advisor.

Mr. Crowley’s 21-year career with Exelon Corporation (NASDAQ: EXC), one of the largest fully regulated utility companies in the United States, spanned several executive leadership positions, including Senior Vice President, Corporate Finance and Development from October 2022 to June 2024, where he provided executive oversight of corporate development, corporate financial planning and analysis, treasury, and insurance functions; Senior Vice President, Chief Development Officer from December 2010 to October 2022, where he managed all mergers, acquisitions, divestitures, joint ventures, and strategic transactions for the company; Vice President, Chief Development Officer from November 2009 to December 2010; and Vice President, Corporate Development from May 2008 to November 2009.

During his tenure at Exelon, Mr. Crowley led over $38 billion in closed transactions, including the acquisition of Pepco Holdings, the acquisition of Constellation Energy, and the successful spin-off of Constellation Energy (NASDAQ: CEG). He holds an MBA with concentrations in Finance and Accounting from the University of Chicago Booth School of Business and a BS in Finance from the Indiana University Kelley School of Business.

Darryl Willis is nominated to serve as an Independent Director on the ONE Nuclear public company board of directors and is expected to serve as the Chairman of the Compensation Committee and as a member of the Audit Committee.

“The convergence of advanced nuclear technology and digital transformation presents an extraordinary opportunity to reshape how we power our world,” said Darryl Willis. “Throughout my career at BP, Google Cloud, and now Microsoft, I’ve witnessed the energy sector’s evolution and the critical role that innovation plays in meeting global energy challenges. ONE Nuclear’s vision to deploy advanced nuclear technology alongside natural gas solutions addresses both the immediate need for reliable power and the long-term imperative for clean energy. I’m excited to bring my experience in the energy sector’s digital transformation to help guide ONE Nuclear as it executes this ambitious and necessary mission.”

Mr. Willis is the Corporate Vice President of the Energy & Resources Industry at Microsoft Corporation (NASDAQ: MSFT), a technology company that creates platforms and tools powered by artificial intelligence. In this position, which he has held since 2019, he serves as Microsoft’s thought leader in the energy space and is responsible for driving digital transformation for organizations across the energy sector globally.

Prior to joining Microsoft, Mr. Willis served as Vice President of Oil, Gas and Energy for Google Cloud at Alphabet Inc. (NASDAQ: GOOG) in 2018 and 2019. From 1993 to 2017, he served in various technical, operational and management positions at BP p.l.c. (NYSE: BP), internationally and in the United States, including President and Chief Executive Officer for its Angola division from 2015 to 2017 and Senior Vice President and Deputy Head of Subsurface from 2012 to 2017. Mr. Willis previously served on the board of directors of Dril-Quip, Inc. (formerly NYSE: DRQ).

Mr. Willis holds a BS in Chemistry and Literature from Northwestern State University, a MS in Geology and Geophysics from the University of New Orleans and a MS in Business from Stanford University Graduate School of Business.

About Hennessy Capital Investment Corp. VII

HVII is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities, with a focus on identifying and acquiring companies in the industrial technology and energy transition sectors. For additional information, please visit www.hennessycapital7.com.

About ONE Nuclear

ONE Nuclear is an independent developer of scalable energy solutions powered by natural gas and advanced nuclear SMR technology. ONE’s approach seeks to meet rapidly growing energy demand with a fast-to-market and fully integrated platform to develop, own and operate utility-scale natural gas and advanced nuclear power generation to serve industrial and grid applications. ONE Nuclear is committed to advancing clean energy deployment through innovative nuclear technologies and strategic site development. For additional information, please visit www.onenuclearenergy.com.

Forward-Looking Statements

This press release contains forward-looking statements, including but not limited to statements regarding ONE Nuclear’s and HVII’s expectations, beliefs, intentions, strategies, and projections. All statements other than statements of historical facts contained in this press release are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, ONE Nuclear’s management team’s expectations concerning the outlook for its business, productivity, plans, growth and capital investments, operational and cost performance, revenue generation, development timelines, potential generation capacities of specific sites, regulatory outlook, future market conditions, success of strategic relationships, developments in the capital and credit markets, expected future financial performance, as well as demand for nuclear energy and the economic outlook for the nuclear energy industry.

Forward-looking statements speak only as of the date of this press release and are based on ONE Nuclear’s and HVII’s current beliefs and assumptions. ONE Nuclear and HVII undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Actual results may differ materially due to various risks and uncertainties, including but not limited to: (1) the risk that the proposed business combination (the “Business Combination”) may not be completed in a timely manner or at all, which may adversely affect the price of HVII’s securities; (2) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the definitive agreements related to the Business Combination (the “Business Combination Agreement”) by the shareholders of HVII and the receipt of certain regulatory approvals; (3) market risks; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (5) changes in transaction structure of the Business Combination due to regulatory or legal requirements; (6) the ability to meet listing standards; (7) the effect of the announcement or pendency of the Business Combination on ONE Nuclear’s business relationships, performance, and business generally; (8) failure to realize anticipated benefits from the Business Combination; (9) the outcome of any legal proceedings that may be instituted against ONE Nuclear or HVII related to the Business Combination or the Business Combination Agreement; (10) ONE Nuclear’s ability to execute on its business plan and to develop and maintain key strategic relationships and enter into definitive agreements in connection therewith; (11) competition in ONE Nuclear’s industry; (12) transaction-related costs; (13) the risk that changes in laws or regulations adversely affect ONE Nuclear’s business plans and operations; (14) adverse economic or competitive conditions; (15) the level of redemptions by HVII shareholders in connection with the Business Combination; (16) the risk that ONE Nuclear may not be able to successfully develop its exclusive sites or other sites and the commercial viability of any such site; (17) the risk that ONE Nuclear will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (18) other risks and uncertainties described in HVII’s annual report on Form 10-K for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2026, and other filings with the SEC, including the registration statement on Form S-4 (the “Registration Statement”), the preliminary proxy statement/prospectus and other relevant materials filed by HVII in connection with the Business Combination from time to time. The foregoing list is not exhaustive, and there may be additional risks that neither HVII nor ONE Nuclear presently know or that HVII and ONE Nuclear currently believe are immaterial. ONE Nuclear and HVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

ONE Nuclear’s Commercial Agreements are Non-Binding

This press release contains descriptions of certain non-exclusive, key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, FutureWorx, and other business partners. These descriptions are based on the ONE Nuclear management team’s discussions with such counterparties, the terms of certain existing non-binding collaboration agreements with such counterparties, and the latest available information and estimates as of the date of this press release. In each case, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties, which have not been completed as of the date of this press release. As a result, such descriptions of key business relationships of ONE Nuclear, including with Rolls-Royce, Black & Veatch, and FutureWorx, remain subject to change, and there can be no assurance that definitive agreements with such business partners will be executed or, if executed, that the terms of such definitive agreements will not vary materially from those described herein.

Important Information for Investors and Shareholders

In connection with the Business Combination, HVII has filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Business Combination and a proxy statement to be distributed to holders of HVII’s ordinary shares in connection with HVII’s solicitation of proxies for the vote by HVII’s shareholders with respect to the Business Combination and other matters described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, HVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of HVII as of a record date to be established for voting on the Business Combination.

This press release does not contain all the information that should be considered concerning the Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that HVII may file with the SEC. Before making any investment or voting decision, investors and security holders of HVII and ONE Nuclear are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about ONE Nuclear, HVII and the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by HVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HVII may be obtained free of charge from HVII’s website at https://www.hennessycapital7.com or by directing an email request to info@hennessycapitalgroup.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

HVII, ONE Nuclear and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HVII’s shareholders in connection with the Business Combination. For more information about the names, affiliations and interests of HVII’s directors and executive officers, please refer to HVII’s annual report on Form 10-K filed with the SEC on March 6, 2026 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Business Combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HVII’s shareholders generally, are included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This press release shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

For Investors: Caldwell Bailey – ICR, Inc.

For Media: Matt Dallas – ICR, Inc.

onenuclear@icrinc.com